UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2026
Commission File Number: 001-40394

Similarweb Ltd.
(Translation of registrant’s name into English)

33 Yitzhak Rabin St.,
Givatayim, 5348303, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒                 Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note

Similarweb CEO and Co-Founder Or Offer Purchases Company Shares

On February 19, 2026, Or Offer, CEO and Co-Founder of Similarweb Ltd. (“Similarweb” or the “Company”), purchased 40,000 ordinary shares of the Company in open market transactions. The shares were purchased at an average price of $2.45 per share, representing a total investment of approximately $98,000 from his personal funds.

The information in this Report on Form 6-K is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Similarweb Ltd.

Date: February 23, 2026	By:	/s/ Ran Vered
	Name:	Ran Vered
	Title:	Chief Financial Officer